Roan Resources, Inc.

14701 Hertz Quail Springs Pkwy

Oklahoma City, OK 73134

May 28, 2019

Division of Corporation Finance

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Roan Resources, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed on May 3, 2019

File No. 333-227953

Ladies and Gentlemen:

Set forth below are the responses of Roan Resources, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 3, 2019, with respect to Amendment No. 3 to Registration Statement on Form S-1, File No. 333-227953, filed with the Commission on May 3, 2019 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 3 to Registration Statement on Form S-1 unless otherwise specified. Concurrently with the submission of this letter, we are filing Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”) via EDGAR.

Form S-1/A filed May 3, 2019

Description of Capital Stock

Forum Selection, page 132

1.

We note your revised disclosure regarding your exclusive forum provision. Please clearly state whether this provision is intended to apply to actions arising under the Securities Act or Exchange Act, or tell us why you cannot provide such statement. Please refer to comment 3 in our letter dated February 21, 2019, and comment 18 in our letter dated November 19, 2018.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 43 and 138 of the Amendment No. 4.

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Securities and Exchange Commission

May 28, 2019

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours,

ROAN RESOURCES, INC.

By:	/s/ David Edwards
Name:	David Edwards
Title:	Chief Financial Officer

Enclosures

cc:	D. Alan Beck, Vinson & Elkins L.L.P.

James R. Brown, Vinson & Elkins L.L.P.